Exhibit 99.1

SinoTech Announces Certain Personnel Changes and Resignation of the Company’s Independent Auditor

Beijing, September 23, 2011 — SinoTech Energy Limited (NASDAQ: CTE, “SinoTech” or the “Company”), a provider of enhanced oil recovery (“EOR”) services in China, today announced that Mr. Boxun Zhang has resigned from his position as the Company’s Chief Financial Officer and as a member of the Company’s Board of Directors (the “Board”) and that Ms. Jing Liu has resigned from her position as a member and Chair of the Company’s Audit Committee and a member of the Compensation Committee, although she will remain on the Board as an independent director and as Chair of the Special Committee, conducting an independent investigation into allegations made in a report posted on alfredlittle.com and other matters.

The Company also announced that Ernst & Young Hua Ming (“Ernst & Young”) has resigned from its engagement as the Company’s Independent Registered Public Accountant. Ernst & Young has further stated that it has withdrawn its opinion with respect to the Company’s September 30, 2010 financial statements and that this opinion should no longer be relied upon.

Each of Mr. Zhang, Ms. Liu and Ernst & Young cited several bases for their resignations, including, without limitation, (i) that they believe that there has been a potentially unauthorized transfer in 2011 by Mr. Qingzeng Liu, the Chairman of the Board of the Company (the “Chairman”), of a material portion of the Company’s cash from a Chinese bank account held in the name of the Company’s Chinese operating subsidiary to a bank account controlled by the Chairman; (ii) that they have been unable to investigate the facts and circumstances surrounding this transfer to their satisfaction; and (iii) that the events relating to such transactions have caused them to lose confidence in the accuracy and reliability of the Company’s previously filed financial statements.

The Company is planning to hire a new Chief Financial Officer. Until a new Chief Financial Officer has been hired, the Company’s finance and accounting functions will be overseen by Mr. Xin Guoqiang, the Company’s Chief Executive Officer, and Ms. Bi Xiaoxuan, the Company’s Chief Economist. In addition, the Company has retained a financial consultant experienced in US GAAP who previously has assisted the Company with its financial reporting and in carrying out its financial and accounting functions and will provide further assistance during this transitional period.

The Chairman has stepped down from his executive role at the Company with respect to its accounting and finance functions. The Chairman also has agreed, effective immediately, not to have any access to the Company’s bank accounts, funds, and/or other accounting and finance functions, or seek any control or influence over the Company’s treasury, finance, and/or accounting functions.  The Chairman has returned to the Company a significant portion of the corporate funds that had been transferred to the bank account controlled by the Chairman and has committed to fully return the remaining transferred funds to the Company by mid-October 2011.

Finally, the Company announced that the Board has appointed Mr. Leslie Lou as an independent director.  Mr. Lou has been an independent director of K’s Media, a media and advertising company in China, since 2008. Mr. Lou has over 30 years of experience in business operations and management, most recently with Group Fame International Limited (“GFI”) and GFI Korea and TSI Manufacturing LLC (HK) Limited, and Advanced Technology Production Limited (ATP) — Hong Kong. Mr. Lou will serve as a member of the Company’s Audit Committee and Special Committee. The Company is planning on appointing another independent director in the near future who will replace Ms. Liu as the Chair of the Audit Committee.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including, but not limited to, the description of the events giving rise to the resignations and related matters. These forward-looking statements involve known and unknown risks and uncertainties including uncertainties regarding the facts giving rise to the resignations, as well as risks and uncertainties disclosed in SinoTech’s filings with the United States Securities and Exchange Commission, and are based on information available to SinoTech’s management as of the date hereof and on its current expectations. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5567

rebecca.guo@sinotechenergy.com

Brunswick Group LLP

Ms. Yue Yu

+86-10-6566-2256

sinotech@brunswickgroup.com

Source: SinoTech Energy Limited